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                               UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION

                          Washington, D.C. 20549
                          -----------------------
                              SCHEDULE 14D-1
                             (Amendment No. 3)
                Tender Offer Statement Pursuant to Section
              14(d)(1) of the Securities Exchange Act of 1934

                          BERG ELECTRONICS CORP.
                         (Name of Subject Company)

                           BERG ACQUISITION CO.
                                 (Bidder)

                  FRAMATOME CONNECTORS INTERNATIONAL S.A.
                                (Co-Bidder)

                  Common Stock, $0.01 Par Value per Share
              Class A Common Stock, $0.01 Par Value per Share
 (including associated rights to purchase Series A Junior Preferred Stock)
                      (Title of Class of Securities)

                          -----------------------
                                08372 L 10
                                 08372 CLA
                              (Cusip number)

                               Alan H. Peltz
                           Berg Acquisition Co.
                 c/o Framatome Connectors USA Holding Inc.
                              55 Walls Drive
                                 Suite 304
                              P.O. Box 320599
                         Fairfield, CT 06432-0599
                          Telephone: 203-319-3940
                  (Name, Address and Telephone Number of
                   Person Authorized to Receive Notices
                  and Communications on Behalf of Bidder)


                                Copies to:
                           John J. McCarthy, Jr.
                           Davis Polk & Wardwell
                           450 Lexington Avenue
                         New York, New York 10017
                         Telephone: (212) 450-4000



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     This Amendment No.3 amends and supplements the Tender Offer Statement on
Schedule 14D-1 (the "Schedule 14D-1") originally filed with the Securities and Exchange Commission on September 2, 1998 (as amended on October 1, 1998 and further amended on October 6, 1998) by Berg Acquisition Co., a Delaware corporation ("Purchaser"), and Framatome Connectors International S.A., a corporation organized under the laws of the Republic of France ("Parent"), relating to the offer by Purchaser (the "Offer") to purchase all of the issued and outstanding shares of Common Stock, par value $0.01 per share (the "Common Shares"), of Berg Electronics Corp. (the "Company") at $35.00 per Common Share, net to the seller in cash, and all of the issued and outstanding shares of Class A Common Stock, par value $0.01 per share (the "Class A Shares" and, together with the Common Shares, the "Shares"), of the Company at $32.965 per Class A Share, net to the seller in cash, including in each case the associated rights to purchase Series A Junior Preferred Stock issued pursuant to the Rights Agreement dated as of December 22, 1997 and amended August 27, 1998, between the Company and Harris Trust and Savings Bank, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which are attached as Exhibits
(a)(1) and (a)(2), respectively, to the Schedule 14D-1.

     All capitalized terms used in this Amendment No.3 without definition have the meanings attributed to them in the Schedule 14D-1.

     The items of the Schedule 14D-1 set forth below are hereby amended and supplemented as follows:

   Item 10.  Additional Information.

     Item 10(b)-(c) of the Schedule 14D-1 is hereby amended and supplemented to reflect European Commission clearance by adding the following text thereto:

               Pursuant to the requirements of the European Merger Regulation, Purchaser filed a notification with respect to the Offer and Merger with the European Commission on September 9, 1998. On October 8, 1998, the European Commission adopted a clearance decision with respect to the Offer and Merger.

   Item 11.  Material to Be Filed as Exhibits.

     Item 11 of the Schedule 14D-1 is hereby amended and supplemented to add a new Exhibit as follows:

          (a)(10) Text of Press Release issued by Parent dated October 9, 1998.






                                 SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 9, 1998


                               BERG ACQUISITION CO.


                               By: /s/ Philippe Anglaret
                                  ------------------------------------------
                                  Name:  Philippe Anglaret
                                  Title: Chairman of the Board and President




                               FRAMATOME CONNECTORS INTERNATIONAL S.A.


                               By: /s/ Philippe Anglaret
                                  ----------------------------------------------
                                  Name:  Philippe Anglaret
                                  Title: Chairman and President




                               FRAMATOME S.A.


                               By:  /s/ Dominique Vignon
                                  ------------------------------------------
                                  Name:  Dominique Vignon
                                  Title: Chairman and Chief Executive Officer




                               FRAMATOME CONNECTORS USA HOLDING INC.


                               By:  /s/ Philippe Anglaret
                                  ------------------------------------------
                                  Name:  Philippe Anglaret
                                  Title: President and Chief Executive Officer